Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Thursday, 15 August 2024

HALF-YEAR 2024 LINE-ITEM GUIDANCE

Woodside’s 2024 Half-Year results are scheduled for release on Tuesday, 27 August 2024. This announcement contains line-item guidance and other information relevant to the 2024 Half-Year results.

2024 Half-Year line-item guidance1

			Statutory	Underlying	Comment
Production costs	$	million	710 - 780
Royalties, excise and levies	$	million	180 - 210
Oil and gas properties depreciation and amortisation	$	million	1,850 - 1,950		Excludes depreciation of lease assets.
Other income	$	million	250 - 380		Includes profit on Scarborough sell-down to LNG Japan.
Net finance cost	$	million	50 - 55
PRRT expense	$	million	150 - 230
Income Tax expense	$	million	100 - 200	400 - 500

Half-Year 2024 statutory income tax includes the first-time recognition of a net Deferred Tax Asset (DTA) for the Sangomar project and other tax accounting adjustments. These adjustments in aggregate have materially reduced the HY24 statutory and underlying effective income tax rate (EITR).

The underlying income tax guidance excludes the impact of the Sangomar DTA.

Due to these tax accounting adjustments, Woodside’s Half-Year 2024 statutory and underlying EITR is expected to be materially lower than the Full-Year 2023 (FY23) statutory global operations EITR of 27.5% and FY23 underlying global operations EITR of 31%. There is no impact from these adjustments on Woodside’s Half-Year 2024 tax payments.

[1]

The presentation of these line-items aligns to the A.1 Segment Revenue and expenses note. Please refer to pages 117 to 119 in the 2023 Annual Report for further information. The line-item guidance provided above is indicative and subject to external auditor review processes.

2024 Half-Year results and teleconference

•	Woodside’s Half-Year Report 2024 and associated investor presentation will be released to the market on Tuesday, 27 August 2024. It will also be available on Woodside’s website at www.woodside.com.

•

A teleconference providing an overview of the 2024 half-year results and a question-and-answer (Q&A) session will be hosted by CEO and Managing Director, Meg O’Neill, and Chief Financial Officer, Graham Tiver, on Tuesday, 27 August at 08:00 AWST / 10:00 AEST / 19:00 CDT (Monday, 26 August).

•	We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

○	https://webcast.openbriefing.com/wds-hyr-2024/ to view the presentation and listen to a live stream of the Q&A session

○	https://s1.c-conf.com/diamondpass/10038919-jg987y.html to participate in the Q&A session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

Contacts:
INVESTORS	MEDIA
Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition.

All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘indicative’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘aspire’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this announcement are future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this announcement.

A detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

All information included in this announcement, including any forward-looking statements, reflects Woodside’s views held as at the date of this announcement and, except as required by law or regulation, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any information or forward-looking statements in this announcement after the date of this announcement, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements.

Announcement contains inside information

This announcement contains inside information. Marcela Louzada, Vice President Investor Relations, is responsible for release of this announcement.